SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc 2026 Half Year Report

Our 2026 Half Year Report is now available on our website (in English and Traditional Chinese) at https://www.prudentialplc.com/en/investors/results-and-reports/all-reports/.

In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, printed copies of the 2026 Half Year Report will be sent as soon as practicable after publication to shareholders on the Hong Kong share register who have elected to receive a paper copy.

The 2026 Half Year Report has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism.

Media		Investors/Analysts
Sonia Tsang	+852 5580 7525 HK	Patrick Bowes	+852 2918 5468 HK
Janice Wong	+852 6188 6381 HK	William Elderkin	+44 20 3977 9215 UK
		Ming Hau Bosco Cheung Tianjiao Yu	+44 20 3977 9293 UK +852 2918 5499 HK +852 2918 5487 HK
About Prudential plc
Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom

www.prudentialplc.com

Contact:
Tom Clarkson, Company Secretary, +44 (0)7796 616635
Sylvia Edwards, Deputy Group Secretary, +44 (0)7920 702682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 September 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary